FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For the month of March


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  16 March 2004
                                   BG Group plc

Notification of Major Interest in Shares

On 16 March 2004, BG Group plc received notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act, 1985, that affiliates of The Capital Group Companies, Inc. had a notifiable interest in 390,114,256 ordinary shares of 10p representing 11.045% of the issued share capital of BG Group. The Capital Group Companies, Inc. had previously notified (on 20 February 2004) an interest in 388,171,131 ordinary shares of 10p, representing 10.995% of the issued share capital of BG Group plc.

BG Group plc also received on 16 March 2004, notification from The Capital Group Companies, Inc. under the obligations imposed by Sections 198 to 202 of the Companies Act 1985, that Capital International Limited, an affiliate of The Capital Group Companies, Inc. had a notifiable interest in 107,446,051 ordinary shares of 10p representing 3.042% of the issued share capital of BG Group plc. Capital International Limited had previously notified (on 20 February 2004) an interest in 103,889,948 ordinary shares of 10p, representing 2.943% of the issued share capital of BG Group plc.

BG Group plc
16 March 2004


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 16 March 2004                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary